Dreyfus Municipal Money Market Fund, Inc.

SEMIANNUAL REPORT November 30, 2005



YOU, YOUR ADVISOR AND

Dreyfus.

A MELLON FINANCIAL COMPANY℠

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION



LETTER FROM THE CHAIRMAN

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Municipal Money Market Fund, Inc., covering the six-month period from June 1, 2005, through November 30, 2005. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Colleen Meehan.

The U.S. economy demonstrated remarkable resiliency over the past six months, expanding at a steady pace despite the headwinds of soaring energy prices, higher interest rates and the dislocations caused by the Gulf Coast hurricanes. As short-term interest rates climbed, so too have yields of tax-exempt money market instruments, offering investors incrementally higher yields as compared to yields at the start of the reporting period.

As the end of 2005 approaches, the U.S. economy and financial markets may be reaching an inflection point. Investors' reactions to a change in leadership at the Federal Reserve Board and the effects of higher fuel prices on the rate of inflation may set the tone for the financial markets in 2006. As always, we encourage you to discuss these and other market forces with your financial advisor.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
December 15, 2005



DISCUSSION OF FUND PERFORMANCE

Colleen Meehan, Senior Portfolio Manager

How did Dreyfus Municipal Money Market Fund, Inc. perform during the period?

For the six-month period ended November 30, 2005, the fund produced an annualized yield of 2.00%. Taking into account the effects of compounding, the fund produced an annualized effective yield of 2.02%.[1]

The fund's yield continued to climb along with short-term interest rates as the Federal Reserve Board (the "Fed") maintained its efforts to forestall potential inflationary pressures in the recovering economy.

What is the fund's investment approach?

The fund seeks as high a level of current income exempt from federal income tax as is consistent with the preservation of capital and the maintenance of liquidity.

In pursuing this objective, we employ two primary strategies. First, we normally attempt to add value by investing substantially all of the fund's net assets in high-quality, tax-exempt municipal money market instruments from issuers throughout the United States and its territories that provide income exempt from federal income tax. Second, we actively manage the fund's average maturity based on our anticipation of supply-and-demand changes in the short-term municipal marketplace and interest-rate cycles while anticipating liquidity needs.

For example, if we expect an increase in short-term supply, we may decrease the average maturity of the fund, which could enable us to take advantage of opportunities when short-term supply increases. Generally, yields tend to rise when there is an increase in new-issue supply competing for investor interest. New securities are generally issued with maturities in the one-year range, which in turn may lengthen the fund's average maturity if purchased. If we anticipate limited new-issue supply, we may then look to extend the fund's average maturity to maintain then-current yields for as long as we believe practical. At other times, we try to maintain an average maturity that reflects our view of short-term interest-rate trends and future supply-and-demand considerations.

What other factors influenced the fund's performance?

Despite rising interest rates, spiking energy prices and the dislocations caused along the Gulf Coast by severe hurricanes, the U.S. economy grew at a relatively steady and robust pace over the reporting period, and inflationary pressures remained subdued. In this environment, the Fed continued to move away from its previously accommodative monetary policy, implementing increases in short-term interest rates at each of four meetings of its Federal Open Market Committee ("FOMC"), which drove the overnight federal funds rate from 3% to 4%. Tax-exempt money market yields rose along with short-term interest rates.

In addition, yields of municipal money market instruments were supported by supply-and-demand factors. Although there was less need among municipalities for short-term borrowing to cover budget shortfalls in the recovering economy, the conversion of longer-term municipal notes and bonds into their component parts, including variable rate demand notes (VRDNs), caused the supply of newly issued municipal money market securities to rise to record levels compared to the same period one year earlier. In fact, in the spring of 2005, seasonal factors enabled tax-exempt instruments to temporarily reach yields that were equal to those of taxable money market securities.

In this environment, we continued to focus primarily on municipal securities with maturities of six months or less. This strategy was designed to maintain liquidity and keep funds available for higher-yielding instruments as they became available. However, most money market funds employed a similar strategy, and the industry's weighted average maturity of 24 days in May was the shortest on record.

With demand particularly robust at the short end of the maturity range, yields of VRDNs, on which yields are reset daily or weekly, fell to unusually low levels at times during the reporting period. Instead, we found what we believed to be more attractive yields among tax-exempt commercial paper, municipal notes and short-maturity bonds with maturities between one and six months. We attempted to "ladder" the fund's holdings within this maturity range to protect its yield and ensure that funds would remain available for reinvestment as interest rates rose.

What is the fund's current strategy?

Over the near term, we expect to prepare the fund for technical forces that tend to affect tax-exempt money market instruments at year-end. Over the longer term, recent releases of stronger-than-expected data appear to suggest that the U.S. economy remains on a path of strong and sustainable growth. In addition, despite 12 consecutive rate hikes by the Fed since June 2004, short-term interest rates remain relatively low by historical standards. These factors suggest to us that the Fed is likely to continue to raise short-term interest rates at least through early 2006. Accordingly, we have attempted to continue to maintain a laddered portfolio of shorter-term instruments that give the fund the liquidity it needs to capture higher yields as they arise.

December 15, 2005

An investment in the fund is not insured or guaranteed by the FDIC or any other government agency. Although the fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in the fund.

[1] *Annualized effective yield is based upon dividends declared daily and reinvested monthly. Past performance is no guarantee of future results. Yields fluctuate. Income may be subject to state and local taxes, and some income may be subject to the federal alternative minimum tax (AMT) for certain investors.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Municipal Money Market Fund, Inc. from June 1, 2005 to November 30, 2005. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended November 30, 2005

Expenses paid per $1,000†	$ 2.97
Ending value (after expenses)	$1,010.10

COMPARING YOUR FUND'S EXPENSES
WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended November 30, 2005

Expenses paid per $1,000†	$ 2.99
Ending value (after expenses)	$1,022.11

† *Expenses are equal to the fund's annualized expense ratio of .59%, multiplied by the average account value over the period, multiplied by 183/365 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

November 30, 2005 (Unaudited)

Tax Exempt Investments–99.7%	Principal Amount ($)	Value ($)
Alabama–1.8%		
Homewood Educational Building Authority, College and University Revenue (Samford University) 2.95% (Liquidity Facility; SouthTrust Bank)	3,515,000 [a]	3,515,000
Jefferson County, Sewer Revenue, Refunding 3.07% (Insured; XLCA and Liquidity Facility; Bank of America)	10,000,000 [a]	10,000,000
Arizona–1.7%		
Maricopa County Industrial Development Authority, MFHR Refunding (San Clemente Apartments Project) 3.12% (Insured; FNMA and Liquidity Facility; FNMA)	10,000,000 [a]	10,000,000
Roaring Fork Municipal Products LLC, Revenue 3.24% (Liquidity Facility; Bank of New York)	2,750,000 [a,b]	2,750,000
Arkansas–1.1%		
Pulaski County Public Facilities Board, MFHR (Chapelridge Project) 3.12% (LOC; Regions Bank)	5,650,000 [a]	5,650,000
West Memphis Public Facilities Board, MFHR, Refunding (Meadows Apartments Project) 3.12% (Insured; FHLMC)	2,490,000 [a]	2,490,000
California–4.2%		
California, RAN 4.50%, 6/30/2006	6,000,000	6,051,022
California Department of Water Resources, Water Revenue, CP 3.20%, 1/12/2006 (LOC; Citibank N.A.)	8,500,000	8,500,000
FHLMC Multifamily Mortgage Certificates, Revenue 3.14% (Liquidity Facility; FHLMC and LOC; FHLMC)	17,774,636 [a,b]	17,774,636
Colorado–6.8%		
Colorado Educational and Cultural Facilities Authority, College and University Revenue (Fuller Project) 3.14% (LOC; Key Bank)	10,000,000 [a]	10,000,000
City and County of Denver, Airport Revenue Refunding 3.03% (Insured; MBIA and Liquidity Facility; Bank One)	10,000,000 [a]	10,000,000
Mountain Village Housing Authority, Housing Facilities Revenue (Village Court Apartments Project) 3.19% (LOC; U.S. Bank NA)	7,100,000 [a]	7,100,000
Park Creek Metropolitan District, Revenue 3.13% (LOC; Merrill Lynch and Liquidity Facility; Merrill Lynch)	15,000,000 [a,b]	15,000,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Colorado (continued)		
Southern Ute Indian Tribe of the Southern Ute Indian Reservation, Industrial Revenue 3.15%	10,000,000 [a]	10,000,000
Delaware−1.3%		
Delaware Economic Development Authority, MFHR (School House Project) 3.15% (LOC; HSBC Bank USA)	6,900,000 [a]	6,900,000
Sussex County, IDR (Pats Inc. Project) 3.29% (LOC; M&T Bank)	2,860,000 [a]	2,860,000
District of Columbia−1.5%		
District of Columbia, Enterprise Zone Revenue (Trigen-PepCo Energy Services) 3.14% (LOC; M&T Bank)	11,745,000 [a]	11,745,000
Florida−2.8%		
Broward County Housing Finance Authority: MFHR (Cypress Grove Apartments) 3.18% (Liquidity Facility; Sun America Inc.)	13,230,000 [a]	13,230,000
SFMR (Merlots Program) 3.07% (Insured: FNMA and GNMA and Liquidity Facility; Wachovia Bank)	1,235,000 [a,b]	1,235,000
Orange County Educational Facilities Authority, Educational Facilities Revenue (Rollins College Project) 3% (LOC; Bank of America)	7,175,000 [a]	7,175,000
Georgia−4.6%		
Conyers Housing Authority, MFHR (Towne Pointe LP) 3.06% (LOC; Amsouth Bank)	4,000,000 [a]	4,000,000
De Kalb County Housing Authority, MFHR (Forest Columbia Apartments Project) 3.14% (LOC; First Tennessee Bank)	8,300,000 [a]	8,300,000
Gwinnett County Development Authority, IDR (Suzanna's Kitchen Inc. Project) 3.10% (LOC; Wachovia Bank)	6,200,000 [a]	6,200,000
Savannah Economic Development Authority, Industrial Revenue (Home Depot Project) 3.10%	17,000,000 [a]	17,000,000
Hawaii−.9%		
Hawaii Pacific Health, Special Purpose Revenue (Department of Budget and Finance) 3.08% (Insured; Radian Bank and Liquidity Facility; Bank of Nova Scotia)	7,000,000 [a]	7,000,000

Tax Exempt Investments (continued)	Principal Amount ($)		Value ($)
Illinois−4.6%			
Chicago, Sales Tax Revenue (Merlots Program) 3.02% (Insured; FGIC and Liquidity Facility; Wachovia Bank)	10,000,000	a,b	10,000,000
Illinois Health Facilities Authority, Health Care Facilities Revenues:			
CP (Evanston Northwestern Health) 2.87%, 2/9/2006	10,000,000		10,000,000
(Helping Hand Rehabilitation Center) 3.06% (LOC; Fifth Third Bank)	2,695,000	a	2,695,000
Lake County, MFHR (Grand Oaks Apartments Project) 3.11% (Insured; FNMA and Liquidity Facility; FNMA)	9,000,000	a	9,000,000
University of Illinois, University Revenue (Merlots Program) 3.02% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	3,500,000	a,b	3,500,000
Indiana−1.4%			
Indianapolis Local Public Improvement Bond Bank, Revenue 4%, 1/6/2006	8,000,000		8,010,898
Shelbyville, EDR (K-T Corp. Project) 3.18% (LOC; PNC Bank)	2,320,000	a	2,320,000
Kansas−.7%			
Kansas Development Finance Authority, MFHR, Refunding (Chesapeake Apartments Project) 3.07% (Liquidity Facility; FHLB)	5,500,000	a	5,500,000
Kentucky−4.8%			
Kenton County Airport Board, Special Facilities Revenue (Airis Cincinnati LLC) 3.13% (LOC; Deutsche Bank)	30,900,000	a	30,900,000
Somerset, Industrial Building Revenue (Wonderfuel LLC Project) 3.19% (LOC; Bank of America)	5,920,000	a	5,920,000
Louisiana−1.5%			
New Orleans, Sewerage Service, BAN 2.93%, 7/26/2006	7,000,000		7,002,136
Ouachita Parish Industrial Development Board, IDR (Garret Manufacturing LLC Project) 3.14% (LOC; Regions Bank)	4,220,000	a	4,220,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Maryland—.9%		
Baltimore County, Revenue, Refunding (Shade Tree Trace) 3.13% (LOC; M&T Bank)	5,790,000 [a]	5,790,000
Maryland Economic Development Corporation, Revenue (Todd/Allan Printing Facility) 3.29% (LOC; M&T Bank)	1,435,000 [a]	1,435,000
Michigan—1.8%		
Detroit Downtown Development Authority, LR, Refunding (Millender Center Project) 3.15% (LOC; HSBC Bank USA)	7,000,000 [a]	7,000,000
Michigan Municipal Bond Authority, Revenue 3.95%, 8/18/2006 (LOC; JPMorgan Chase Bank)	7,000,000	7,052,300
Mississippi—2.1%		
Mississippi Business Finance Corporation, College and University Revenue (Belhaven College Project) 3.20% (LOC; First Tennessee Bank)	8,540,000 [a]	8,540,000
University Educational Building Corporation, College and University Revenue (Campus Improvements Project) 3.07% (Insured; MBIA and Liquidity Facility; Amsouth Bank)	7,495,000 [a]	7,495,000
New Hampshire—2.3%		
New Hampshire Health and Education Facilities Authority, Health Care Facilities Revenue: (Catholic Medical Center) 3.05% (LOC; Citizens Bank of Massachusetts)	9,610,000 [a]	9,610,000
(South New Hampshire Medical Center) 3.13% (Insured; Radian Bank and Liquidity Facility; Bank of America)	8,000,000 [a]	8,000,000
New Jersey—2.0%		
New Jersey, Revenue, TRAN 3.95%, 6/23/2006	15,000,000	15,095,609
North Carolina—1.3%		
North Carolina State Education Assistance Authority, Student Loan Revenue 3.11% (Insured; AMBAC and Liquidity Facility; Branch Banking and Trust Co.)	10,000,000 [a]	10,000,000
Ohio—5.1%		
Butler County, Capital Funding Revenue (CCAO Low Cost Capital Pooled Financing Program) 3.08% (LOC; U.S. Bank NA)	17,000,000 [a]	17,000,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Ohio (continued)		
Hamiliton County, Hospital Facilities Revenue 3.13% (Insured; FSA and Liquidity Facility; Svenska Handelsbanken)	10,000,000 [a,b]	10,000,000
Lake County, Hospital Facilities Revenue (Lake Hospital Systems Inc.) 3.05% (Insured; Radian Bank and Liquidity Facility; Bank of America)	11,800,000 [a]	11,800,000
Oregon−.8%		
Oregon Facilities Authority, MFHR (Vintage at Bend Apartments) 3.12% (Insured; FNMA and Liquidity Facility; FNMA)	5,800,000 [a]	5,800,000
Pennsylvania−20.0%		
Bethlehem Area School District, GO Notes, 3.07% (Insured; FSA and Liquidity Facility: Dexia Credit Locale)	10,000,000 [a]	10,000,000
Dauphin County General Authority, Revenue: 3.07% (Insured; FSA and Liquidity Facility: Bank of Nova Scotia and KBC Bank)	45,100,000 [a]	45,100,000
(School District Pooled Financing Program II) 3.07% (Insured; AMBAC and Liquidity Facility; Bank of Nova Scotia)	18,855,000 [a]	18,855,000
Emmaus General Authority, Revenue 3.02% (GIC; Goldman Sachs and Company)	9,000,000 [a]	9,000,000
Franklin County Industrial Development Authority, Industrial Revenue (Menno Haven Project) 3.11% (Insured; Radian Bank and Liquidity Facility; Bank of America)	14,735,000 [a]	14,735,000
Lancaster County Hospital Authority, Senior Living Facilities Revenue (Luthercare Project) 3.09% (LOC; M&T Bank)	17,415,000 [a]	17,415,000
Montgomery County Higher Education and Health Authority, Revenue (Pennsylvania Higher Education and Health Loan): 3.05% (LOC; M&T Bank)	8,265,000 [a]	8,265,000
3.12% (LOC; M&T Bank)	10,885,000 [a]	10,885,000
Pennsylvania, GO Notes (Merlots Program) 3.02% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	3,360,000 [a,b]	3,360,000
Susquehanna County Industrial Development Authority, Industrial Revenue (Pennfield Corporation Project) 3.23% (LOC; Fulton Bank)	4,835,000 [a]	4,835,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Pennsylvania (continued)		
Venango County Industrial Development Authority, RRR, CP (Scrubgrass Project) 2.80%, 12/7/2005 (LOC; Dexia Credit Locale)	10,396,000	10,396,000
Tennessee−.3%		
Blount County Public Building Authority, Revenue (Local Government Public Improvement) 3.05% (Insured; AMBAC and Liquidity Facility; Regions Bank)	2,025,000 a	2,025,000
Texas−12.6%		
Austin, Water and Wastewater System Revenue (Merlots Program) 3.02% (Insured; FSA and Liquidity Facility; Wachovia Bank)	6,415,000 a,b	6,415,000
Dallas-Fort Worth International Airport Facilities Improvement Corporation, Airport Revenue (Merlots Program) 3.07% (Insured; FSA and Liquidity Facility; Wachovia Bank)	3,525,000 a,b	3,525,000
East Texas Housing Finance Corporation, MFHR 3.17% (Liquidity Facility; Merrill Lynch)	4,315,000 a,b	4,315,000
Greater Texas Student Loan Corporation, Student Loan Revenue 3.08% (LOC; State Street Bank and Trust Co.)	10,000,000 a	10,000,000
Port of Port Arthur Navigation District, Environmental Facilities Revenue, Refunding (Motiva Enterprises Project) 3.10%	5,000,000 a	5,000,000
Revenue Bond Certificate Series Trust, Revenue:		
(Dewitt) 3.48% (GIC; AIG Funding Inc.)	8,265,000 a,b	8,265,000
(Greens Project) 3.48% (GIC; AIG Funding Inc.)	5,807,000 a,b	5,807,000
(Heather Lane Apartments) 3.48% (GIC; AIG Funding Inc.)	10,600,000 a,b	10,600,000
(Landings) 3.48% (GIC; AIG Funding Inc.)	8,445,000 a,b	8,445,000
San Antonio, Water Revenue (Merlots Program) 3.02% (Liquidity Facility; Wachovia Bank)	6,000,000 a,b	6,000,000
Texas, Revenue, TRAN 4.50%, 8/31/2006	18,000,000	18,196,084
Texas Public Finance Authority, Revenue, CP 2.79%, 12/8/2005	10,000,000	10,000,000

Tax Exempt Investments (continued)	Principal Amount ($)	Value ($)
Utah—1.3%		
Utah Housing Corporation, SFMR 2.50%, 12/1/2005	10,000,000	10,000,000
Virginia—2.0%		
Virginia Housing Development Authority, Commonwealth Mortgage Revenue 3.01%, 5/16/2006	15,000,000	15,000,000
Washington—2.0%		
Pierce County Economic Development Corporation, Industrial Revenue (Seatac Packaging Project) 3.25% (LOC; HSBC Bank USA)	5,000,000 [a]	5,000,000
Washington, GO Notes (Merlots Program) 3.02% (Insured; MBIA and Liquidity Facility; Wachovia Bank)	3,955,000 [a,b]	3,955,000
Washington Housing Finance Commission, MFHR (Holly Village Senior Living Project) 3.12% (Insured; FNMA and Liquidity Facility; FNMA)	6,600,000 [a]	6,600,000
Wyoming—5.5%		
Campbell County, IDR (Two Elk Power Generation Station Project):		
2.37%, 12/1/2005 (GIC; Royal Bank of Canada)	27,200,000	27,200,000
2.84%, 12/1/2005 (LOC; Citibank, N.A.)	15,000,000	15,000,000
Total Investments (cost $762,355,685)	**99.7%**	**762,355,685**
Cash and Receivables (Net)	**.3%**	**2,171,760**
Net Assets	**100.0%**	**764,527,445**

Summary of Abbreviations

ACA	American Capital Access	**GIC**	Guaranteed Investment Contract
AGC	ACE Guaranty Corporation	**GNMA**	Government National Mortgage Association
AGIC	Asset Guaranty Insurance Company		
AMBAC	American Municipal Bond Assurance Corporation	**GO**	General Obligation
		HR	Hospital Revenue
ARRN	Adjustable Rate Receipt Notes	**IDB**	Industrial Development Board
BAN	Bond Anticipation Notes	**IDC**	Industrial Development Corporation
BIGI	Bond Investors Guaranty Insurance	**IDR**	Industrial Development Revenue
BPA	Bond Purchase Agreement	**LOC**	Letter of Credit
CGIC	Capital Guaranty Insurance Company	**LOR**	Limited Obligation Revenue
		LR	Lease Revenue
CIC	Continental Insurance Company	**MBIA**	Municipal Bond Investors Assurance Insurance Corporation
CIFG	CDC Ixis Financial Guaranty		
CMAC	Capital Market Assurance Corporation	**MFHR**	Multi-Family Housing Revenue
		MFMR	Multi-Family Mortgage Revenue
COP	Certificate of Participation	**PCR**	Pollution Control Revenue
CP	Commercial Paper	**RAC**	Revenue Anticipation Certificates
EDR	Economic Development Revenue	**RAN**	Revenue Anticipation Notes
EIR	Environmental Improvement Revenue	**RAW**	Revenue Anticipation Warrants
		RRR	Resources Recovery Revenue
FGIC	Financial Guaranty Insurance Company	**SAAN**	State Aid Anticipation Notes
		SBPA	Standby Bond Purchase Agreement
FHA	Federal Housing Administration	**SFHR**	Single Family Housing Revenue
FHLB	Federal Home Loan Bank	**SFMR**	Single Family Mortgage Revenue
FHLMC	Federal Home Loan Mortgage Corporation	**SONYMA**	State of New York Mortgage Agency
		SWDR	Solid Waste Disposal Revenue
FNMA	Federal National Mortgage Association	**TAN**	Tax Anticipation Notes
		TAW	Tax Anticipation Warrants
FSA	Financial Security Assurance	**TRAN**	Tax and Revenue Anticipation Notes
GAN	Grant Anticipation Notes	**XLCA**	XL Capital Assurance

Summary of Combined Ratings (Unaudited)

Fitch	or	Moody's	or	Standard & Poor's	Value (%)†
F1+, F1		VMIG1, MIG1, P1		SP1+, SP1, A1+, A1	90.9
AAA, AA, A c		Aaa, Aaa, A c		AAA, AA, A c	3.7
Not Rated d		Not Rated d		Not Rated d	5.4
					100.0

†   *Based on total investments.*
a   *Securities payable on demand. Variable interest rate—subject to periodic change.*
b   *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At November 30, 2005, these securities amounted to $120,946,636 or 15.8% of net assets.*
c   *Notes which are not F, MIG and SP rated are represented by bond ratings of the issuers.*
d   *Securities which, while not rated by Fitch, Moody's and Standard & Poor's, have been determined by the Manager to be of comparable quality to those rated securities in which the fund may invest.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

November 30, 2005 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments	762,355,685	762,355,685
Cash		7,239,511
Interest receivable		3,909,538
Prepaid expenses		25,129
		773,529,863
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates– Note 2 (b)		345,543
Payable for investment securities purchased		8,500,000
Payable for shares of Common Stock redeemed		75,892
Accrued expenses		80,983
		9,002,418
Net Assets ($)		**764,527,445**
Composition of Net Assets ($):		
Paid-in capital		764,539,338
Accumulated net realized gain (loss) on investments		(11,893)
Net Assets ($)		**764,527,445**
Shares Outstanding		
(5 billion shares of $.001 par value Common Stock authorized)		766,236,807
Net Asset Value, offering and redemption price per share ($)		**1.00**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended November 30, 2005 (Unaudited)

Investment Income ($):	
Interest Income	**10,772,477**
Expenses:	
Management fee–Note 2(a)	2,081,020
Shareholder servicing costs–Note 2(b)	240,180
Custodian fees	36,316
Professional fees	33,190
Directors' fees and expenses–Note 2(c)	29,709
Registration fees	18,609
Prospectus and shareholders' reports	8,767
Miscellaneous	14,021
Total Expenses	**2,461,812**
Less–reduction in custody fees due to earnings credits–Note 1(b)	(24,195)
Net Expenses	**2,437,617**
Investment Income–Net	**8,334,860**
Net Realized Gain (Loss) on Investments–Note 1(b) ($)	**(11,893)**
Net Increase in Net Assets Resulting from Operations	**8,322,967**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended November 30, 2005 (Unaudited)	Year Ended May 31, 2005
Operations ($):		
Investment income–net	8,334,860	10,678,718
Net realized gain (loss) on investments	(11,893)	–
Net Increase (Decrease) in Net Assets Resulting from Operations	**8,322,967**	**10,678,718**
Dividends to Shareholders from ($):		
Investment income–net	**(8,334,860)**	**(10,678,718)**
Capital Stock Transactions ($1.00 per share):		
Net proceeds from shares sold	724,643,955	1,472,796,911
Dividends reinvested	4,014,890	5,310,343
Cost of shares redeemed	(812,653,346)	(1,611,535,595)
Increase (Decrease) in Net Assets from Capital Stock Transactions	**(83,994,501)**	**(133,428,341)**
Total Increase (Decrease) in Net Assets	**(84,006,394)**	**(133,428,341)**
Net Assets ($):		
Beginning of Period	848,533,839	981,962,180
End of Period	**764,527,445**	**848,533,839**

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following table describes the performance for the fiscal periods indicated. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

	Six Months Ended November 30, 2005 (Unaudited)	Year Ended May 31,				
		2005	2004	2003	2002	2001
Per Share Data ($):						
Net asset value, beginning of period	1.00	1.00	1.00	1.00	1.00	1.00
Investment Operations:						
Investment income−net	.010	.012	.005	.008	.015	.034
Distributions:						
Dividends from investment income−net	(.010)	(.012)	(.005)	(.008)	(.015)	(.034)
Distributions from net realized gains on investments	–	–	(0.00)[a]	–	–	–
Total Distributions	(.010)	(.012)	(.005)	(.008)	(.015)	(.034)
Net asset value, end of period	1.00	1.00	1.00	1.00	1.00	1.00
Total Return (%)	2.01	1.17	.49	.84	1.51	3.46
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.59[b]	.58	.59	.59	.58	.59
Ratio of net expenses to average net assets	.59[b]	.58	.59	.59	.58	.59
Ratio of net investment income to average net assets	2.00[b]	1.16	.49	.83	1.50	3.39
Net Assets, end of period ($ x 1,000)	764,527	848,534	981,962	904,764	1,025,306	920,718

[a] Amount represents less than $.001 per share.
[b] Annualized.
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Municipal Money Market Fund, Inc. (the "fund") is registered under the Investment Company Act of 1940, as amended (the "Act"), as a diversified open-end management investment company. The fund's investment objective is to maximize current income exempt from federal income tax to the extent consistent with the preservation of capital and the maintenance of liquidity. The Dreyfus Corporation (the "Manager") serves as the fund's investment adviser. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial"). Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares, which are sold to the public without a sales charge.

It is the fund's policy to maintain a continuous net asset value per share of $1.00; the fund has adopted certain investment, portfolio valuation and dividend and distribution policies to enable it to do so. There is no assurance, however, that the fund will be able to maintain a stable net asset value per share of $1.00.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

The fund enters into contracts that contain a variety of indemnifications. The fund's maximum exposure under these arrangements is unknown. The fund does not anticipate recognizing any loss related to these arrangements.

(a) Portfolio valuation: Investments in securities are valued at amortized cost in accordance with Rule 2a-7 of the Act, which has been determined by the Board of Directors to represent the fair value of the fund's investments.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Interest income, adjusted for accretion of discount and amortization of premium on investments, is earned from settlement date and recognized on the accrual basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Cost of investments represents amortized cost.

The fund has an arrangement with the custodian bank whereby the fund receives earnings credits from the custodian when positive cash balances are maintained, which are used to offset custody fees. For financial reporting purposes, the fund includes net earnings credits as an expense offset in the Statement of Operations.

(c) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, if any, it is the policy of the fund not to distribute such gain.

(d) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, which can distribute tax exempt dividends, by complying with the applicable provisions of the Code, and to make distributions of income and net realized capital gain sufficient to relieve it from substantially all federal income and excise taxes.

The tax character of distributions paid to shareholders during the fiscal year ended May 31, 2005 were all tax exempt income. The tax character of current year distributions will be determined at the end of the current fiscal year.

At November 30, 2005, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 2—Management Fee and Other Transactions with Affiliates:

(a) Pursuant to a management agreement with the Manager, the management fee is computed at the annual rate of .50% of the value of the fund's average daily net assets and is payable monthly.

(b) Under the Shareholder Services Plan, the fund reimburses the Distributor an amount not to exceed an annual rate of .25% of the value of the fund's average daily net assets for certain allocated expenses of providing personal services and/or maintaining shareholder accounts. The services provided may include personal services relating to shareholder accounts, such as answering shareholder inquiries regarding the fund and providing reports and other information, and services related to the maintenance of shareholder accounts. During the period ended November 30, 2005, the fund was charged $131,593 pursuant to the Shareholder Services Plan.

The fund compensates Dreyfus Transfer, Inc., a wholly-owned subsidiary of the Manager, under a transfer agency agreement for providing personnel and facilities to perform transfer agency services for the fund. During the period ended November 30, 2005, the fund was charged $62,881 pursuant to the transfer agency agreement.

During the period ended November 30, 2005, the fund charged $1,854 for services performed by the Chief Compliance Officer.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consist of: management fees $321,110, shareholder services plan fees $1,000, chief compliance officer fees $1,548 and transfer agency per account fees $21,885.

(c) Each Board member also serves as a Board member of other funds within the Dreyfus complex. Annual retainer fees and attendance fees are allocated to each fund based on net assets.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the Board of Directors held on November 14, 2005, the Board considered the re-approval for an annual period of the fund's Management Agreement, pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent, and Quality of Services Provided to the Fund. The Board members received a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and discussed the nature, extent, and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the diversity of distribution of the fund as well as among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each of the fund's distribution channels. The Board members also reviewed the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting, and compliance infrastructure.

Comparative Analysis of the Fund's Performance, Management Fee, and Expense Ratio. The Board members reviewed the fund's performance, management fee, and expense ratio and placed significant emphasis on comparisons to a group of comparable funds, and to iMoneyNet category averages (with respect to performance) and

Lipper category averages (with respect to expense ratio). The group of comparable funds previously was approved by the Board for this purpose, and was prepared using a Board-approved selection methodology that was based, in part, on selecting non-affiliated funds reported in the same iMoneyNet category (the "Stockbroker and General Purpose Funds" category) as the fund. The Board members discussed the results of the comparisons for various periods ended September 30, 2005, and noted that the fund's total return performance was higher than the iMoneyNet category average for the 1-year, 3-year, 5-year, and 10-year periods, and higher than the Comparison Group average for the 1-year, 3-year, and 5-year periods. The Board members also noted the fund's first quartile iMoneyNet category ranking for the 1-year period, and second quartile Comparison Group ranking for the 1-year period and second quartile iMoneyNet category and Comparison Group rankings for the 3-, 5-, and 10-year periods. The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios for the funds in the Comparison Group. The Board members noted that the fund's management fee was higher than the majority of the fees for the Comparison Group funds and that the fund's total expense ratio was lower than the Comparison Group and Lipper category averages.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by the mutual funds managed by the Manager or its affiliates with similar investment objectives, policies, and strategies, and in the same iMoneyNet category (the "Stockbroker and General Purpose Funds" category), as the fund (the "Similar Funds"). The Manager's representatives noted that there were no similarly managed separate accounts or wrap fee accounts managed by the Manager or its affiliates with similar investment objectives, policies, and strategies as the fund. It was noted that three of the Similar Funds had the same management fee as the fund and that the other Similar Fund, which had a lower management fee than the fund, was designed exclusively for private wealth clients as part of a private asset management program that charges additional fees. The Board members considered the relevance of the fee information provided for the Similar Funds to evaluate the appropriateness and reasonableness of the fund's management fee.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board received and considered information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus fund complex. The Manager's representatives stated that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the analysis in light of the relevant circumstances for the fund, and the extent to which economies of scale would be realized as the fund grows and whether fee levels reflect these economies of scale for the benefit of fund investors. The Board noted that it appeared that the benefits of any economies of scale also would be appropriately shared with shareholders through increased investment in fund management and administration resources. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fee under the Management Agreement bears a reasonable relationship to the mix of services provided by the Manager, including the nature, extent, and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. The Board members also discussed the profitability percentage ranges determined by appropriate court cases to be reasonable given the services rendered to investment companies. It was noted that the profitability percentage for managing the fund was not unreasonable given the fund's overall performance and generally superior service levels provided.

At the conclusion of these discussions, each Board member expressed the opinion that he or she had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on their discussions and considerations as described above, the Board members made the following conclusions and determinations.

- The Board concluded that the nature, extent, and quality of the services provided by the Manager are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid to the Manager by the fund was reasonable in light of comparative performance and expense and advisory fee information, costs of the services provided, and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund, and that, to the extent in the future it were to be determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with the information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders.

NOTES

For More Information

Dreyfus
Municipal Money
Market Fund, Inc.
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York
One Wall Street
New York, NY 10286

Transfer Agent &
Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

Telephone 1-800-645-6561

Mail The Dreyfus Family of Funds, 144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

E-mail Send your request to info@dreyfus.com

Internet Information can be viewed online or downloaded at: http://www.dreyfus.com

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

Information regarding how the fund voted proxies relating to portfolio securities for the 12-month period ended June 30, 2005, is available on the SEC's website at http://www.sec.gov and without charge, upon request, by calling 1-800-645-6561.



0910SA1105